EXHIBIT 5

HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

October 25, 2024

CEL-SCI Corporation

8229 Boone Blvd. #802

Vienna, VA 22182

By means of this Prospectus, a shareholder of CEL-SCI Corporation (the “Company”) is offering to sell up to 1,000,000 shares of the Company’s common stock.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Colorado, applicable provisions of the Colorado Revised Statutes and the Colorado constitution, all reported judicial decisions interpreting the same, and a copy of the Registration Statement.  In our opinion, 1,000,000 shares of the Company’s common stock referred to above are legally issued, fully paid and non-assessable shares of the Company’s common stock

Very truly yours, HART & HART, LLC /s/ William T. Hart William T. Hart